650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 4, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jonathan E. Gottlieb
Michael R. Clampitt
Amit Parde
Michael Volley

Re:	On Deck Capital, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted September 29, 2014
File No. 377-00754

Ladies and Gentlemen:

On behalf of our client, On Deck Capital, Inc. (“OnDeck” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 27, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a second revised draft (“Revision No. 2”) of the Registration Statement. For the Staff’s reference, we have included both a clean copy of Revision No. 2 and a copy marked to show all changes from the prior version confidentially submitted on September 29, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment or applicable portion thereof with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the pages of Revision No. 2.

General

1.	We acknowledge your response to comment 1 of our letter to you dated September 18, 2014. We noted our concern that these articles might condition the market for your offering. As we requested, provide us with your legal analysis of how publication of these articles complies with Section 5 of the Securities Act. Address the article entitled “Small-Business Lender OnDeck Prepares to File for IPO, Offering May Seek to Raise $200 Million at Valuation of About $1.5 Billion,” By Telis Demos and Maureen Farrell, in The Wall Street Journal on August 14, 2014.

2.	While we note your September 29, 2014 response to comment 1 your undertaking to “vigilantly observe its obligations to comply with Section 5 of the Securities Act with respect to the

AUSTIN     BEIJING     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO     SAN DIEGO

SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

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potential offering. However, on September 26, 2014 three days before your statement, the Financial Times published an article entitled “OnDeck Capital eyes joining peer-to peer IPO drive.” The second sentence of the article, states as a source “a draft copy of the company’s registration statement seen by the Financial Times.” Please explain to us how the Financial Times was able to view a copy. This may be part of a pattern to condition the market for your offering. Please provide us with your legal analysis as to how this article complies with Section 5.

3.	We acknowledge your response to comment 1 of our letter to you dated September 18, 2014. Please provide us with detail as to the nature and scope of your “internal review” that you conducted with regard to the disclosure of material nonpublic information regarding your draft registration statement that you submitted confidentially under the JOBS Act. Please identify those persons that you have referred to as “participants of the offering” and tell us what inquiries have been made of all the other parties with whom you have shared your offering plans and their responses. In your response letter, please include a representation as to whether or not you, directly or indirectly, or your representatives, agents, advisors or underwriters have disclosed all or part of a version of a draft registration statement to any potential investors or any other persons.

I.	Introduction

The Staff has requested that OnDeck provide its legal analysis as to how the above referenced articles published in the Wall Street Journal and Financial Times (generally referred to herein as the “Wall Street Journal article” and “Financial Times article”) relating to OnDeck’s proposed initial public offering (the “Offering”) comply with Section 5 of the Securities Act of 1933, as amended (the “Securities Act”). The Staff has also requested that OnDeck provide certain related information and representations. Given the common themes underlying each of the Staff’s comments, OnDeck has provided its responses to these comments in a consolidated manner.

OnDeck understands the Staff’s focus to be on Section 5(c) of the Securities Act, as Sections 5(a) and 5(b) of the Securities Act are not on their face applicable to the matters at hand. Section 5(a) of the Securities Act makes it unlawful to sell a security unless a registration statement relating to the security has been filed and declared effective. Because OnDeck has not issued or sold any security relating to the Offering, this provision of the Securities Act is not applicable. In addition, Section 5(b) of the Securities Act requires that any “prospectus” relating to a security with respect to which a registration statement has been filed must comply with the requirements of Section 10 of the Securities Act. Because OnDeck has not yet filed a registration statement with respect to the Offering, it is not yet subject to this provision of the Securities Act.

Section 5(c) of the Securities Act prohibits an issuer from making an offer to sell any security unless a registration statement has been filed as to such security. Because OnDeck has not yet filed a registration statement with respect to the Offering and because the Staff is inquiring whether OnDeck is engaged in a pattern to condition the market for its Offering. The Commission has previously stated that a pattern of pre-offering market conditioning may constitute an “offer” to sell a security. The following analysis evaluates the compliance of the publication of the Wall Street Journal and Financial Times articles with Section 5(c) of the Securities Act.

As described in more detail below, OnDeck, with the assistance of its outside legal counsel, has analyzed the circumstances surrounding the Wall Street Journal and Financial Times articles and respectfully submits its conclusion that the publication of these articles did not constitute a violation of Section 5(c) of the Securities Act. OnDeck submits that neither article – including the Financial Times article containing information that Financial Times asserts was taken from OnDeck’s confidential, draft registration statement – constituted an “offer” by OnDeck in violation of Section 5(c) because OnDeck has no reason to believe and does not believe that OnDeck or any of its representatives, agents, advisors or underwriters directly or indirectly provided the relevant confidential information to either news organization. OnDeck further submits that because OnDeck does not believe that it directly or indirectly provided such confidential information in connection with the publication of either article, OnDeck is not engaged in a pattern to condition the market for the Offering.

In addition, regardless of the source of such confidential information, OnDeck believes that the publication of these articles did not constitute a selling effort or otherwise “condition the public mind” or “arouse public interest” for the Offering and therefore did not constitute an “offer” within the meaning of the Securities Act. Furthermore, the references in the Wall Street Journal article to statements made by OnDeck’s Chief Executive Officer, Noah Breslow, qualify for safe harbor protection pursuant to Rule 163A promulgated under the Securities Act and therefore also do not constitute an “offer” in violation of Section 5(c) of the Securities Act.

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II.	OnDeck has no reason to believe and does not believe that OnDeck or any of its representatives, agents, advisors or underwriters provided confidential information, including a version of a draft registration statement, to the Wall Street Journal or Financial Times in connection with the Offering.

OnDeck notes to the Staff that maintaining the confidentiality of the Offering has been a top priority since the beginning of and throughout the Offering process, including prior to the publication of the articles in question. OnDeck understands its obligations under Section 5 of the Securities Act and the importance of compliance with Section 5. OnDeck was dismayed by the publication of the Wall Street Journal and Financial Times articles.

Prior to commencement of the Offering process, OnDeck took a number of steps to understand Section 5 of the Securities Act and communicate these obligations to various constituencies involved in the Offering. For example, and as noted in OnDeck’s letter to the Staff dated September 29, 2014, prior to the confidential submission of OnDeck’s registration statement, OnDeck’s counsel gave a presentation to the management team in which the only topics discussed were OnDeck’s obligations under Section 5 and appropriate measures to be taken to prevent violations of Section 5. OnDeck’s counsel and its management team also reviewed various hypothetical situations, including how to respond to media speculation about the Offering. This topic has also been discussed with OnDeck’s board of directors, board observers and OnDeck employees who are not members of the management team both prior to and after publication of the Wall Street Journal and Financial Times articles.

To address its own concerns relating to the dissemination of confidential information to the news media, as well as in response to corresponding inquiries by the Staff, OnDeck has taken significant steps to attempt to ascertain whether it, or any of its representatives, agents, advisors or underwriters, provided any confidential information to the Wall Street Journal or Financial Times in connection with the Offering.

Following the publication of the Wall Street Journal article, members of the OnDeck management team spoke with various individuals in possession of confidential information regarding the Offering, primarily including members of the internal and external working groups. OnDeck discussed the article with its internal and external working groups and requested that anyone with knowledge as to the source of confidential information published in the Wall Street Journal article share that information with OnDeck. In addition, soon after that article ran, Cory Kampfer, OnDeck’s General Counsel, sent an e-mail to members of the external working groups to express OnDeck’s dismay at the publication of the story and to reiterate each individual’s confidentiality obligations.

More recently, subsequent to the publication of the Financial Times article, Mr. Kampfer specifically e-mailed each director, board observer, officer or other employee directly involved in the Offering and requested that each of them represent to OnDeck that he or she did not provide confidential information to the Wall Street Journal or Financial Times and that he or she did not disclose any part of a version of a draft registration statement to these media organizations or to any potential investors or any other third persons. Each such director, board observer, officer and other employee made the requested representation to OnDeck without qualification. In addition, OnDeck has conducted a search of all of its employees’ e-mails to or from the wsj.com and ft.com domains during August, September and October and found no evidence that any OnDeck employee provided any relevant confidential information to either news organization.

OnDeck further advises the Staff that employees of OnDeck’s underwriters, auditors, financial advisors, other advisors providing services in connection with the Offering, public relations firm, outside counsel and its underwriters’ counsel, which parties are set forth on Schedule A hereto, have similarly been contacted and each has made the same representations to OnDeck without qualification.

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OnDeck notes for the Staff that it conducted “testing the waters” meetings with potential investors and shared information with such potential investors in reliance on Section 5(d) of the Securities Act. As part of these meetings, certain materials were shown to the investors but not given to them (which materials were provided to the Staff supplementally in response to the Staff’s comment letter of September 18, 2014). In no event, however, did OnDeck share or distribute its draft registration statement to any prospective investors. In addition, OnDeck provided a copy of the Registration Statement to only two parties external to its working groups. The first was a financial institution that was previously included in the underwriting syndicate but later withdrew. Such financial institution made the requested representations to OnDeck without qualification. The second was a candidate for OnDeck’s Chief Accounting Officer position who signed a nondisclosure agreement. OnDeck has not engaged in further communication with this individual.

OnDeck advises the Staff that when representatives of the Wall Street Journal and Financial Times contacted OnDeck and its representatives in connection with the publication of these articles, an answer of “no comment” was provided or the telephone call was not returned. OnDeck further notes that the Financial Times article appropriately states that “OnDeck and the banks involved either declined to comment or did not immediately return requests for comment.” Subsequent to publication of the Financial Times article, a member of OnDeck’s external public relations firm spoke with a reporter from Financial Times to attempt to ascertain who may have shared confidential information. The reporter declined to identify her source.

OnDeck acknowledges that the Wall Street Journal and Financial Times obtained confidential information about the Offering and that each news organization likely received this information via a source. However, no information has come to the attention of OnDeck that enables it to ascertain the identity of this source.

Based on the foregoing, and except as described above, OnDeck represents that, to its knowledge, neither it nor any of its directors, board observers or employees has, directly or indirectly, disclosed any relevant confidential information, including a version of a draft registration statement, to any potential investors or any other third persons. OnDeck also represents that, to its knowledge, and except as described above, none of its representatives, agents, advisors or underwriters with knowledge of the Offering has disclosed any relevant confidential information, including a version of a draft registration statement, to any potential investors or any other third persons. OnDeck further represents to the Staff that, to its knowledge, it has not, nor have its directors, board observers, officers or other employees, directed, authorized or knowingly permitted any third party to share a version of a draft registration statement with any potential investors or other third persons.

III.	A news media publication does not violate Section 5(c) when neither the issuer nor any other offering participant played a role in providing the information that may otherwise constitute an “offer” under Section 5(c) of the Securities Act.

Section 5(c) of the Securities Act states in part that:

“It shall be unlawful for any person, directly or indirectly...to offer to sell or offer to buy through the use or medium of any prospectus or otherwise any security, unless a registration statement has been filed as to such security...” (emphasis added)

OnDeck believes that it did not, directly or indirectly, provide the confidential information cited in these articles and therefore has not violated Section 5(c) of the Act. This interpretation of Section 5(c) of the Securities Act is supported by the text of the statute as well as in further interpretations of the statute by the Commission.

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Section 5(c) of the Securities Act prohibits an issuer from making an offer to sell any security unless a registration statement has been filed as to such security. Section 2(a)(3) of the Securities Act defines the term “offer” as “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” In its release titled Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, the Commission further defined what constitutes an “offer” to include:

“The publication of information and statements, and publicity efforts, generally, made in advance of a proposed financing, although not couched in terms of an express offer, may in fact contribute to conditioning the public mind or arousing public interest in the issuer or in the securities of an issuer in a manner which raises a serious question whether the publicity is not in fact part of the selling effort.”1

On its face, the text of Section 5(c) specifically prohibits “any person, directly or indirectly,” from making “offers” and is directed at the actor responsible for making the offer. Because OnDeck does not believe that any of its directors, board observers, officers or other employees directly or indirectly provided confidential information to the Wall Street Journal or Financial Times, OnDeck asserts that the publication of the articles does not constitute a violation of the statute by OnDeck.

OnDeck submits that even a broader interpretation of the definition of a “person” to include other “offering participants” in addition to OnDeck would not render publication of these articles a violation of Section 5(c) of the Securities Act. The Commission stated in its release titled Securities Offering Reform, Securities Act Release No. 33-8591 (“Securities Offering Reform Release”) that:

“The gun-jumping provisions have been administered in a manner that excludes from categorization as an offer a media publication or television or radio broadcast that is based solely on....information the dissemination of which did not represent an offer by an issuer or other offering participant, where there is no other involvement or participation by an offering participant.”2

While OnDeck is not aware of a specific definition of “offering participant” in the Securities Act or the rules and regulations promulgated thereunder, such term has been used by the Commission to include the issuer, underwriters, dealers and selling securityholders participating in the Offering.3 Based on representations made to OnDeck, OnDeck has no reason to believe and does not believe that its underwriters provided confidential information to the Wall Street Journal or Financial Times. (OnDeck does not currently anticipate that any selling stockholders will participate in the Offering and no non-underwriter brokers or dealers have been involved with the Offering to date.) As result, even if OnDeck were deemed responsible for the actions of an “offering participant,” it does not believe, based on the representations made to it by its underwriters, that any offering participant has violated Section 5(c). In light of the plain language of Section 5(c), and the Commission’s guidance in Securities Offering Reform Release, OnDeck respectfully submits that it would not in any event have any liability under Section 5(c) for the actions of a person who is not an offering participant within the meaning described above.

[1]	Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359 (Oct. 8, 1957). (“Publication of Information Release”)

[2]	Securities Offering Reform, Securities Act Release No. 33-8591 at p. 92, 70 Fed. Reg. 44722 (July 19, 2005).

[3]	See, e.g., Rule 164(a) (offering participants include “any underwriter or dealer”) and Securities Offering Reform, Securities Act Release No. 33-8591 at p. 114, 70 Fed. Reg. 44722 (July 19, 2005) (“offering participants include selling securityholders”).

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IV.	Regardless of the source of the confidential information provided to the Wall Street Journal and Financial Times, the articles published by the Wall Street Journal and Financial Times do not constitute an “offer.”

OnDeck respectfully submits that the articles published by the Wall Street Journal and Financial Times do not constitute an “offer” within the meaning of Section 2(a)(3) and Publication of Information Release. While not dispositive, it is important to note that neither article explicitly offers to sell any security within the plain meaning of the word, or constitutes a “selling effort” in the conventional sense. Given the timing of publication of the articles, and the nature and limited information they contained, OnDeck believes that the articles did not individually or together “condition the public mind” or “arouse public interest” in the Offering in any meaningful way.

Media attention in the online lending industry has increased significantly over the past two years due to the growth of OnDeck, LendingClub, Prosper Marketplace and many other companies engaged in innovative financial businesses. For example, media organizations have published over 100 articles about LendingClub and OnDeck in 2014, some of which speculate about a potential initial public offering to be conducted by each company. Accordingly, the incremental effect of any particular attention paid to the Offering by virtue of publication of these articles has been minimal. OnDeck receives frequent requests for interviews to be conducted by a myriad of news organizations regarding the online lending industry generally and OnDeck’s business specifically, including requests to discuss OnDeck’s plans for an initial public offering that OnDeck declines. OnDeck also believes that its location in the media capital of the United States and the relative paucity of venture-backed IPOs in New York has led to increased media attention on the Offering. This consistently high level of attention further increased after LendingClub publicly filed a registration statement for its initial public offering in August 2014. Mindful of its obligations under the securities laws, OnDeck has been very careful regarding if and how it has responded to such inquiries.

OnDeck also believes that the impact of the Wall Street Journal and Financial Times articles was minimal because of the limited, specific nature of the contents regarding the Offering and the overall lack of tone and context suggesting a “selling effort.” Furthermore, it is important to note that the information in these articles regarding the Offering will be included in the preliminary and final prospectuses for the Offering and will therefore be fully disclosed to all purchasers in the Offering and subject to all of the provisions of the Securities Act applicable to the Offering.

Moreover, to the extent that the articles had any effects, OnDeck believes that those effects have been diminished or eliminated by the significant passage of time between the publication of the articles and the earliest potential public filing of OnDeck’s registration statement in early- to mid-November and the earliest potential commencement of a roadshow for the Offering in early December 2014. The Wall Street Journal article was published on August 14, 2014 and the Financial Times article was published on September 26, 2014. More than three months in the case of the Wall Street Journal article, and two months in the case of the Financial Times article, will have passed before the commencement of the road show for the Offering. In the current fast-paced, headline-driven financial media news cycle, OnDeck believes that the effects, if any, of the articles have likely long since dissipated.

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For these reasons, OnDeck believes that these articles did not further condition the public mind for the Offering and therefore should not be considered an “offer” in violation of Section 5(c) of the Securities Act.

V.	Noah Breslow’s comment to the Wall Street Journal in March 2014 regarding OnDeck revenue growth and profitability, as published again in the August 2014 article, does not constitute an “offer.”

Mr. Breslow gave an interview to the Wall Street Journal that ran in March 2014 after OnDeck’s most recent private financing. At the time the Wall Street Journal quoted Mr. Breslow as stating that OnDeck was “imminently” profitable and that Mr. Breslow expected OnDeck to double revenue growth in 2014. The Wall Street Journal then chose to repeat Mr. Breslow’s March 2014 comments in the August 2014 Wall Street Journal article.

OnDeck respectfully submits that Mr. Breslow’s comments to the Wall Street Journal qualify for the safe harbor available under Rule 163A promulgated under the Securities Act for a communication made more than 30 days before the public filing of a registration statement. In order to qualify for the Rule 163A safe harbor, (i) the communication cannot refer to the proposed offering, (ii) the communication must be made by or on behalf of the issuer, and (iii) the issuer must take “reasonable steps within its control” to prevent further distribution of the communication during the 30-day period before filing of the registration statement.

Mr. Breslow’s comments in March 2014, while made on behalf of OnDeck, did not in any way refer to the Offering and Mr. Breslow provided no comments for the August 2014 article. The Wall Street Journal published the August 2014 article more than two months prior to the earliest potential public filing of OnDeck’s Registration Statement and merely repeated a comment provided by Mr. Breslow more than seven months prior to such potential public filing. Finally, OnDeck took all reasonable steps within its control to prevent further distribution of the publication. OnDeck did not engage with the Wall Street Journal with respect to the August 2014 article or provide any additional information for the article, removed the March 2014 article from its website prior to the initial confidential submission of its Registration Statement and has never posted the August 2014 article to its website. OnDeck respectfully submits that holding OnDeck responsible for a media organization’s decision to repeat comments made months earlier, because OnDeck was unable to prevent the repeating of those remarks, would be inconsistent with the purpose of Rule 163A and would cast doubt on its availability in any context. Mr. Breslow’s comments to the Wall Street Journal in March 2014 therefore qualify for safe harbor protection pursuant to Rule 163A and should not be considered an “offer” in violation of Section 5(c) of the Securities Act.

VI.	Conclusion

OnDeck respectfully submits to the Staff that for the foregoing reasons, publication of the Wall Street Journal and Financial Times articles did not constitute an “offer” in violation of Section 5(c) of the Securities Act and that it has not engaged in a pattern to condition the market for the Offering. OnDeck shares the Staff’s concerns about the publication of these articles and the breach of the confidentiality of its information and, since the publication of these articles, OnDeck has implemented several additional measures to further protect its confidential information. For example, OnDeck has sent out numerous e-mails to members of the working groups reminding them of their confidentiality obligations with respect to the Offering and often begins internal meetings by conveying the same message. Finally, OnDeck reiterates to the Staff that OnDeck will continue to vigilantly observe its obligations to comply with Section 5(c) of the Securities Act with respect to the Offering.

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Outside Front Cover Page of Prospectus

4.	We acknowledge your response to comment 3 of our letter to you dated September 18, 2014. As we requested, please disclose the information required by Item 501 and Instruction 1 to paragraph 501(b)(3) including the amount of securities and an offering range. Revise the document accordingly.

OnDeck acknowledges the Staff’s comment and respectfully notes that the requested information is not yet available, except that OnDeck intends to apply to list its securities on the New York Stock Exchange. Disclosure of the intended listing appears on the prospectus cover, page 9 and elsewhere in Revision No. 2. OnDeck undertakes to fill in the remaining information in future amendments and prior to the circulation of the preliminary prospectus for the offering.

Prospectus Summary, page 1

5.	We acknowledge your response to comment 6 of our letter to you dated September 18, 2014 in footnotes on page 10 and 41. As we requested, please add a subsection to the Prospectus Summary summarizing the transactions that will affect 23 million of your 25 million shares of common stock. As we requested:

•	describe the conversions of the preferred and the warrant liability;

•	disclose the per share cost for each share to be issued; and

•	explain the loss on redemption that occurred in 2013.

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OnDeck has added the requested disclosures to pages 7 and 8 of Revision No. 2.

Prospectus Summary, Our Company, page 1

6.	Please provide in this section entitled “the Company,” tables for the past two fiscal years and first six months of this fiscal year with the following information:

•	total loans made, new loans to new customers, renewed loans, modified loans and loans to existing customers; and,

•	the default rate for each item above at the end of the period.

OnDeck has added the requested disclosures to pages 57, 58 and 59 of Revision No. 2 to provide total originations, as well as a breakdown of total originations by originations to new customers and originations to repeat customers, as well the default rates for each category, for the most recent interim period—the nine months ended September 30, 2014—as well as for 2013 and 2012. OnDeck notes that it uses “repeat customers” to include both customers who renew their loans with it prior to full repayment and customers who have previously taken and repaid a loan from OnDeck and later returned to OnDeck for a new loan, regardless of how much time has passed between the repayment of the previous loan and the making of the new loan.

OnDeck has provided the charge off rates for these loans, rather than default rates, because it believes that information about loans that have actually been written off, rather than are merely in default, is more meaningful to investors.

OnDeck respectfully submits that given the level of detail being disclosed, the nature of the information, and the graphical presentation used, it is better presented in the context of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of Revision No. 2.

OnDeck respectfully advises the Staff that it has completed an analysis of its loan renewals and determined that only an immaterial amount and number of loan renewals may be subject to modification classification. In accordance with ASC 310-20-35-9, each month OnDeck performs a two-step analysis of all loan renewals to determine if, on a loan by loan basis, a loan renewal is considered a new loan or a modified loan. In the first step, OnDeck reviews whether the new loan’s effective yield is at least as favorable to OnDeck as the effective yield for comparable loans to other customers with similar collection risk who are not refinancing or restructuring their loans. If the effective yield on the renewal loan is more favorable to OnDeck than that of the old loan, then the renewal loan is treated as a new loan and not a modification and the second step is not required. If required, the second step is to determine if the modification of the original loan is more than minor. In accordance with ASC 310-20-35-11, OnDeck considers any modification more than minor if the present value of the cash flows under the new loan is at least 10 percent different from the present value of the remaining cash flows of the original loan. If the effective yield in step one is less favorable to OnDeck and the modification is considered more than minor, the loan renewal will be treated as a modification. For the periods presented, the effective yield analyses under the first step resulted in only an immaterial amount and number of loan renewals that would be subjected to the cash flow test in the second step. Furthermore, based on its analyses OnDeck concluded that the financial impact of modification accounting and any potential impact of accounting for these renewals as modifications was immaterial. In light of the immaterial impact of the modified loans, OnDeck has not separately disclosed modified loans as a subset of repeat originations.

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7.	Please revise the last paragraph to disclose the percentage of loans made in 2013 and 2014 that were collateralized.

OnDeck has added the requested disclosure to page 2 of Revision No. 2.

8.	Please revise the second paragraph on page 1 to accurately disclose the results of the Federal Reserve survey that you cite:

•	revise your statements regarding 47% of applicants being denied funding to disclose that the top three reasons they were denied were insufficient collateral (38%), low credit score (35%) and weak business performance (29%) and that most the 47% of applicants denied funding were operating at a loss;

•	reconcile your claims that “it is inherently difficult to assess the creditworthiness of small businesses” with the results of the survey cited above regarding reasons for denial of loans; and

•	explain how “traditional loan products are not well tailored” to the needs of small businesses.

OnDeck has removed the statistic referenced by the Staff regarding denial of 47% of loan applicants by traditional lenders.

OnDeck has revised its disclosure on page 1 of Revision No. 2 to explain why it is inherently difficult to assess the creditworthiness of small businesses and to explain how traditional loan products are not well tailored to the needs of small businesses.

9.	We acknowledge your response to comment 12 of our letter to you dated September 18, 2014. Please revise the second paragraph on page 2 as follows;

•	reconcile your claim here and elsewhere that you “lend to a wide variety of small businesses” in Canada with your disclosure on page F-37 that you only formed your Canadian subsidiary in February of 2014 and it does not have any business activity; and

OnDeck advises the Staff that it lends to small businesses in Canada via On Deck Capital, Inc., which is the U.S. parent company and the Registrant, and not its Canadian subsidiary. OnDeck has modified the disclosure on pages F-31 and F-37 accordingly, and has revised its disclosure generally to further clarify that it has only recently begun lending in Canada.

•	as we requested disclose any concentration of loans in particular states or regions of the country; and

OnDeck has revised the disclosure on page 2 to address the Staff’s comment by disclosing the top five states in which it has generated loans for the year ended December 31, 2013 and the nine months ended September 30, 2014. OnDeck supplementally advises the Staff that no other state accounted for more than 4% of total loan originations during these periods. With respect to concentration of

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loans in regions of the country, OnDeck supplementally advises the Staff that its loans are not materially concentrated in any particular region of the country.

•	as we requested disclose the range in size of loans currently in your loan portfolio, the range in terms of those loans and the percentage collateralized.

OnDeck respectfully notes that the range in size of loans and range in terms of those loans is disclosed in the second paragraph on page 2. OnDeck has revised its disclosure in this paragraph to provide information about the extent to which its loans are collateralized.

10.	Please revise the last full paragraph on page 2 to disclose summarize each of the “diverse and scalable set of funding sources.” Disclose the fact that some of your lead underwriters in this offering also provide you with funding and also securitize your loans.

OnDeck has added the requested disclosures to page 2 of Revision No. 2.

Prospectus Summary, Our Solution, page 4

11.	We acknowledge your response to comment 17 of our letter to you dated September 18, 2014. Please revise this section as follows:

•	describe your loan products including the range of APR and identify each type payment you charge including prepayment fees, monthly fees, late fees and prepayment penalties;

OnDeck advises the Staff that it endeavors to be transparent to its customers and investors about the cost of its loans and lines of credit. As disclosed on pages 52 and 53, OnDeck term loans are subject to interest and origination fees, and OnDeck lines of credit are subject to a monthly fee. Monthly fees are typical for revolving credit products (including those offered by traditional lenders) that allow customers to draw and repay at the customer’s discretion.

OnDeck may levy late fees and returned payment fees pursuant to the loan and line of credit contracts. In practice, however, OnDeck supplementally advises the Staff that it has rarely charged these fees. OnDeck supplementally advises the Staff that during the nine months ended September 30, 2014, it collected in aggregate less than $100,000 of late fees and other penalties. OnDeck further advises the Staff that while it does not charge prepayment fees or penalties, small businesses are responsible for the full payback amount on their term loan as though it were held and paid as scheduled, even if repaid early.

With respect to the Staff’s request to disclose the range of APR, OnDeck respectfully advises the Staff that it believes APR should not be included in the prospectus summary. Because many of its loans are short term in nature and APR is calculated on an annualized basis, OnDeck does not believe that APR, as applied to its loans, is meaningful for measuring the expected returns to it or the costs to its customers. OnDeck does not use APR as an internal metric to evaluate the performance of its business or as a basis to compensate its employees or to measure their performance. OnDeck has, however, added the requested disclosure to page 97 to add the range of APR for its term loan and line of credit products. OnDeck has also expanded its discussion of APR in the section titled “Understanding an OnDeck Loan and Line of Credit” on pages 52-54.

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•	disclose the basis for your claim that you “match small businesses’ capital needs” to disclose whether you grant applicants all credit sought in their loan applications and if not, disclose the rate at which you reject applications and the extent to which you loan less than the amount applied for;

OnDeck has deleted the referenced language from Revision No. 2 to avoid any unintended suggestion that it accepts all applications and/or always funds the amount requested.

•	revise the third bullet point to explain the role of “Loan specialist” to which you refer.

OnDeck has revised the third bullet on pages 5 and 92 under “Our Solution” and the fourth bullet on pages 5 and 93 under “Our Competitive Strengths” for clarity to read “internal salesforce and customer service representatives” and to further clarify these functions.

Prospectus Summary, Our Competitive Strengths, page 4

12.	We acknowledge your response to comment 18 of our letter to you dated September 18, 2014. Please revise this section as follows:

•	revise the fourth bullet point as we requested in comment 17, disclose the fee structure and identify and quantify the range of all payments, including but not limited to commissions;

OnDeck advises the Staff that it pays its strategic partners and funding advisers commissions based on loan originations. The average commission paid in each of these channels appears on page 93 in response to the Staff’s prior Comment 17. OnDeck believes that providing the range of commissions would result in significant competitive disadvantage to OnDeck. For example, disclosure of the full range would strengthen competitors seeking to undercut OnDeck and would enable an individual strategic partner to demand that OnDeck pay such strategic partner a commission at the top point of the range. In addition, OnDeck believes that the current disclosure of the average compensation rate of its strategic partners and funding advisors is adequate and notes that no particular strategic partner or funding advisor is material to it. OnDeck also believes that disclosure of this range would not provide useful additional information that would aid an investor’s understanding of OnDeck’s business.

•	describe the role of your “internal sales force” to which you refer on page 48;

OnDeck has revised the third bullet on pages 5 and 92 under “Our Solution” and the fourth bullet on pages 5 and 93 under “Our Competitive Strengths” for clarity to read “internal salesforce and customer service representatives” and to further clarify these functions.

•	revise the fifth bullet point to define the term “Net Promoter Score;” and

OnDeck has added the requested disclosure to pages 5 and 93 of Revision No. 2.

•	revise the fifth bullet point as we requested disclose the extent to which your repeat customers you classify as “repeat” are taking out a “new” loan and using the proceeds to

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pay off another loan so that they are effectively extending their loan and disclose the extent to which these are loan modifications.

OnDeck advises the Staff with respect to the requested disclosure regarding repeat and new loans that it has completed a review of its loan renewals and has determined that only an immaterial amount and number of loans could be classified as modified as discussed in detail in response to Comment 6. Because the extent and impact of these modifications are not material, OnDeck does not believe that revision of this disclosure would provide useful additional information that would aid an investor’s understanding of OnDeck’s business. As requested, however, OnDeck has added disclosure on pages 5, 94, F-6 and F-36 regarding the unpaid principal balance of term loans rolled into new originations.

Prospectus Summary, Our Strategy for Growth page 5

13.	Please provide some reasonable detail for your various plans such as expanding product offerings and international expansion including how you will fund these various plans and your timetable for implementing each of the strategies.

OnDeck has added the requested disclosure to pages 6, 94 and 95 of Revision No. 2.

The Offering, page 8

14.	Please provide the missing information relating to the offering and the stock split. Disclose the range of the exercise prices for options and warrants.

OnDeck acknowledges the Staff’s comment and notes that the stock split information is not yet available. OnDeck undertakes to fill in the remaining information in future amendments. OnDeck has added the requested disclosure with respect to the exercise prices for options and warrants to page 9 of Revision No. 2.

Summary Consolidated Financial Data, page 10

15.	Please revise note 1 to the table on page 10 to disclose the range of the prices paid for the convertible stock.

OnDeck has added the range of the prices paid for the convertible stock to footnote 1 to the table on pages 13 and 46 of Revision No. 2.

Risk Factors, page 11

16.	Please consider adding a risk factor that two thirds of your loans are approved by your computer program automatically without human review.

OnDeck has added the requested disclosure to page 27 of Revision No. 2.

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17.	Please revise your risk factor on page 14 relating to choice of law provision to discuss that the risk is due to the fact that the law is unsettled on which laws apply to online transactions.

OnDeck has added the requested disclosure to page 17 of Revision No. 2.

Issuing bank partners with whom we have agreements ..., page 14

18.	We note your revised disclosure in response to comment 20 from our letter dated September 18, 2014 that, “In most states, we make loans directly to customers pursuant to Virginia law as chosen by the parties in the underlying loan agreement.” Please revise to clarify what options the loan applicant has with respect to which state law governs the underlying loan agreement.

OnDeck has revised its disclosure on page 17 of Revision No. 2 to clarify that OnDeck’s underlying loan agreements require customers to agree to Virginia law as the governing law for their loan agreements.

19.	We acknowledge your response to comment 21 of our letter to you dated September 18, 2014. As we requested revise the narrative in the risk factor on page 14 to disclose the percentage of your current portfolio that is not governed by Virginia law. Identify the states which do not honor the Virginia choice of law. Discuss whether loans made in those states are subject to limits on interest rates and consequently have different rates than you other loans.

OnDeck respectfully advises the Staff that the percentage of loans not governed by Virginia law appears in the risk factor on page 18 as follows: “[f]or the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014, loans made by issuing bank partners constituted 21.1%, 16.1%, 16.2% and 16.7% of total loan originations, respectively. These loans are not governed by Virginia law...”

OnDeck has revised its disclosure on pages 17 and 18 to identify the states which may not honor the Virginia choice of law provision and to disclose that OnDeck’s loans made in such states are not subject to limits on interest rates and consequently are generally priced the same as loans originated by it under Virginia law.

20.	Please revise the risk factor relating to loan losses, on page 16, to discuss the risk that your allowance may be understated is higher than at traditional banks because banks are subject to regular inspection and review of their allowance for loan losses by federal bank regulators and you are not.

OnDeck has added the requested disclosure to page 19 of Revision No. 2.

Dilution, page 37

21.	We acknowledge your response to comment 26 of our letter to you dated September 18, 2014. Please add the missing information. Please disclose the range of the exercise prices for the options and warrants.

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OnDeck acknowledges the Staff’s comment and notes that the requested information is not yet available. OnDeck undertakes to fill in the remaining information in future amendments. OnDeck has, however, added the requested disclosure with respect to the exercise prices for options and warrants to page 44 of Revision No. 2.

Management’s Discussion and Analysis, Understanding an OnDeck Loan, page 47 Key Financial and Operating Metrics, page 44

22.	We note your revised disclosures in response to comment 28 from our letter dated September 18, 2014. Considering the significance of the credit metrics, please revise to also include the 15+ day delinquency ratio, the reserve ratio and the annualized charge-off ratio in your key financial and operating metrics table.

OnDeck has revised the requested disclosure on pages 49 and 50 of Revision No. 2 to include the 15+ day delinquency ratio and the reserve ratio. OnDeck respectfully advises the Staff that the requested disclosure regarding charge-offs for the period from 2008 through the third quarter of 2014 is disclosed on a cohort basis in Revision No. 2 on page 57. OnDeck has also added charts showing the net cumulative lifetime charge-off ratios for new, repeat and total loans on pages 58 and 59. OnDeck believes that charge-offs by cohort provide more useful information to investors than an annual charge-off ratio. An annualized charge-off ratio is a lagging indicator of credit quality which can show misleading trends when the unpaid principal balance is growing quickly (i.e., unpaid principal balance growth can result in a low annualized charge-off ratio because the denominator is higher). OnDeck further notes that, given the shorter-term nature of its loans, annualized metrics may not accurately measure the credit quality of its loan portfolio.

Understanding an OnDeck Loan, page 47

23.	Please revise this section as follows:

•	discuss any and all fees, penalties or payments that a term loan may incur; and

•	explain the term “direct origination costs” and explain to whom you pay the costs. Please provide a parallel illustration for your lines of credit.

OnDeck respectfully refers the Staff to its response to Comment 11 with respect to fees, penalties or payments that a term loan may incur. OnDeck further advises the Staff that it has added the requested disclosure regarding direct origination costs and to whom OnDeck pays these costs on page 52. As requested, OnDeck has also added a parallel illustration for its lines of credit on pages 53 and 59 of Revision No. 2.

Economic Conditions – Loan Losses, page 50

24.	We note your disclosure of net charge-offs by cohort. Please revise to discuss when charge-offs have historically been recorded during the life cycle of a cohort (e.g. most are recorded near the end of the term, etc.)

OnDeck has added the requested disclosure to page 57 of Revision No. 2.

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Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation, page 71

25.	We note your response to prior comment 37 and that you used the market approach based on eight publicly-traded companies in the small business lending industry or which had a similar business model for the June 30, 2013, September 30, 2013, and June 30, 2014 valuations. Under this approach you used a multiple of enterprise value to net revenue as the valuation metric and applied the comparable companies’ respective multiples to your trailing twelve months net revenue. You also state that the increase in your estimated fair value of common stock from June 30, 2013 to September 30, 2013 was due to strong operating performance during the third quarter of 2013 and increases in your projected future revenues. Please address the following:

•	Provide us the names of the comparable publicly-traded companies used and discuss in greater detail how you determined these were comparable given their state in development and growth.

OnDeck respectfully advises the Staff that the eight publicly-traded companies described below were used in its market approach valuation:

Company	Ticker Symbol	Description
1. Microfinancial, Inc.	MFI	Microfinancial is a specialized commercial finance company that leases and rents commercial equipment and provides other financing services. It provides financing alternatives to a range of lessees ranging from consumers to start-up businesses to established enterprises. It sources its originations through a network of independent equipment vendors, sales organizations, brokers, and other dealer-based origination networks.

2. Atlanticus Holdings Corp.	ATLC	Atlanticus Holdings offers sub-prime loans in various industries across the United States. Using its global infrastructure and technology platform, it also provides loan servicing activities, including underwriting, marketing, customer service and collections operations for third parties.

3. Green Dot Corp.	GDOT	Green Dot is the provider of prepaid debit card products and prepaid card reloading services in the United States, as well as engaged in mobile banking. Green Dot products are available online and via application stores.

4. Bancorp Inc.	TBBK	Bancorp provides a range of commercial and retail and related banking services, which include private label banking, healthcare accounts, prepaid and debit cards and merchant card processing to both regional and national markets with a focus in the Philadelphia-Wilmington metro area.

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Company	Ticker Symbol	Description
5. Marlin Business Services Corp.	MRLN	Marlin Business Services is a bank holding company and a financial holding company that provides equipment leasing solutions throughout the United States, primarily to small and mid-sized businesses. Marlin finances over 100 categories of common-use commercial equipment, including copiers, security systems, computers and software and telecommunications equipment.

6. Xoom Corp.	XOOM	Xoom is engaged in online international money transfer service. Customers use Xoom to send money to family and friends in 30 countries. It generates revenue from transaction fees charged to customers and from foreign exchange spreads on transactions where the payout currency is other than United States dollars.

7. Main Street Capital Corp.	MAIN	Main Street Capital is a principal investment firm primarily focused on providing customized debt and equity financing to lower middle market companies in diverse industries. Portfolio investments principally consist of secured debt, equity warrants and direct equity investments in privately held companies ranging in size from $5 to $25 million.

8. Newstar Financial Inc.	NEWS	Newstar Financial is a specialized commercial finance company that focuses on the direct origination of bank loans and equipment leases organized by industry and market segments. Its marketing and direct origination efforts target private equity sponsors, mid-sized companies, corporate executives, regional banks, real estate investors and a range of other referral sources and financial intermediaries.

The descriptions of these companies were derived from the descriptions contained in a Thompson Reuters database of companies.

In accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, OnDeck selected these eight companies primarily because their businesses are similar in certain ways to OnDeck’s business. All are either small business lenders and/or innovative financial services companies that are addressing an existing market. While some of these companies were at a later stage of development, as typically expected for a public company, they were selected as comparable guideline public companies because of their similar business model to OnDeck. Traditional lenders (e.g. regional, national and international banks), as well as companies in significantly different business lines or models, were not deemed comparable and therefore were not included.

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•	Tell us whether your underwriters are using the same eight comparable companies.

OnDeck respectfully advises the Staff that it anticipates responding to this comment more fully once the underwriters provide OnDeck with a formal recommended price range and related analysis. Based on preliminary discussions with the underwriters, however, OnDeck believes that the underwriters will consider a wide range of companies, which may include one or more of these companies, as well as other companies with innovative business models in businesses unrelated to ours, in making their recommendation.

•	Tell us why you believe a multiple of enterprise value to net revenues is the most appropriate valuation metric for the market approach and whether you considered other market multiples like book value. In addition, tell us what makes up “net revenues” and confirm that net revenues was calculated the same for each market approach valuation.

OnDeck advises the Staff that it considered other valuation metrics, such as earnings and book value multiples, but determined the enterprise value to net revenue multiple to be the most relevant and most commonly used valuation metric based on the stage of development and growth of OnDeck. OnDeck did not deem earnings and book value multiples to be relevant or meaningful in light of its current and historical accumulated losses.

In addition, OnDeck advises the Staff that net revenue represents gross revenue less funding costs and provision for loan losses. OnDeck further advises the Staff that net revenue was calculated in the same manner for OnDeck, and also for each of the eight comparable companies, in each market approach valuation.

•	We note you originated your first loan in 2007 and your net revenues for the six-months ended June 30, 2013 are 62% higher than your 2012 annual net revenues. Please explain what factors contributed to the strong operating performance for the trailing-twelve month net revenues as of September 30, 2013.

OnDeck advises the Staff that multiple factors contributed to the strong operating performance for the trailing twelve-month net revenue as of September 30, 2013. The primary factors included the following:

•	Increase in loan originations and average loans outstanding. OnDeck experienced a significant increase in loan origination volume and average loans outstanding in the trailing twelve months ended September 30, 2013. These in turn were the primary driver of OnDeck’s increase in interest income.

•	Decrease in provision for rate. OnDeck experienced a significant decrease in the provision rate for the trailing twelve months ended September 30, 2013 which resulted in a favorable impact to net revenue during the period.

•	Decrease in funding costs. OnDeck experienced a significant decrease in funding costs as a percentage of gross revenue during the trailing twelve months ended September 30, 2013 as compared to the year ended December 31, 2012, which was primarily the result of the lower interest rates on the new debt facilities it entered into during the period.

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•	Tell us why you changed your valuation basis under the market approach for the June 30, 2014 valuation. In your response address how you determined it was appropriate to rely on the forecasted 2014 revenue for the OPM model and forecasted trailing twelve month March 30, 2015 revenue to determine the equity value for the PWERM model instead of trailing twelve month revenue as of the valuation date.

OnDeck advises the Staff that for the June 30, 2014 valuation, and subsequently, in the September 30, 2014 valuation, OnDeck began using its forecasted revenue for the current year as the basis for determining equity value for the OPM model due to the significant revenue growth experienced during the first half of 2014 and the continued revenue growth expected for the second half of 2014. The forecasted revenue for 2014 was deemed to be a more relevant indicator of value compared to the trailing twelve month revenue as of the valuation date used in previous valuations.

As it relates to the PWERM / IPO scenario, OnDeck used the forecasted revenues for the trailing twelve months ending March 31, 2015 as the basis for determining the pre-money implied equity value as of March 31, 2015 – the anticipated IPO date at the time of the valuation. This period was used to determine the equity value for the IPO scenario as the PWERM model relies on a forward-looking analysis to predict the possible future value of a company as of a specified date.

26.	We note the December 31, 2013 retrospective valuation was calculated based on an implied equity value from the February 2014 Series E redeemable convertible preferred stock issuance. Please address the following:

•	Describe the valuation method you used for December 31, 2013 before the retrospective valuation was completed and whether it resulted in a significantly different valuation than $7.42 per share.

OnDeck advises the Staff that, before the retrospective valuation was completed, a draft valuation was prepared as of December 31, 2013 using the market approach in the same manner as the September 30, 2013 and June 30, 2013 valuations. The resulting valuation of $3.69 per share of common stock, on a minority, non-marketable interest basis, was significantly lower than the price resulting from the retrospective application of the pricing of OnDeck’s private placement of Series E redeemable convertible preferred stock.

•	Tell us how you determined that the February 2014 Series E redeemable convertible preferred stock was the most appropriate valuation method considering the preferred stock had not closed as of December 31, 2013.

OnDeck advises the Staff that, given the relative proximity of the closing of the Series E financing in February 2014 to the December 31, 2013 valuation date, the progress toward completion of the Series E financing in January and February, and the significant increase in the price of the Series E preferred stock ($29.42 per share) as compared to the price of the Series D preferred stock ($8.32 per share), it was most appropriate to use the price of the Series E preferred stock as the basis for valuation in the context of a retrospective valuation.

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•	Discuss how you determined the April 2013 repurchase price of $7.78 price per share disclosed on page 114 and confirm the repurchase price was not considered in any of your valuations.

OnDeck advises the Staff that the April 2013 (and May 2013) repurchases of common stock from certain of its employees, former employees and investors was a limited and unique set of transactions. OnDeck was the only purchaser in these transactions. The primary purpose of the transactions was to provide liquidity to these sellers. The purchase price in these transactions was determined based on discussions between OnDeck and these sellers and impacted in part by the price of the Series D preferred stock, discounted to reflect the differences between the terms and conditions of the Series D preferred stock, earlier series of preferred stock and the common stock. Due to the nature of these transactions, which lacked any of the characteristics of a market-based exchange, they were not considered “orderly” within the meaning of ASC 820-10-35-54J and therefore not considered in the June 30, 2013 valuation or any other valuation.

27.	In your response to prior comment 37 you reference a tender offer in 2014 that allowed investors and employees to sell defined amounts of outstanding common and preferred stock and preferred stock warrants to third-party investors at the same price as the Series E redeemable preferred stock issue price. You state this tender offer was used for the March 30, 2014 and June 30, 2014 valuations. Please address the following:

•	Provide the details of the tender offers including amount sold by type of equity instrument.

OnDeck submits to the Staff the following details of the tender offer including the amount sold by type of equity instrument:

Equity Instrument	Number of Shares
Common stock sold	803,959
Redeemable convertible preferred stock sold	160,779
Common and redeemable convertible preferred stock warrants sold	812,795

Total common stock, redeemable convertible preferred stock and warrants sold	1,777,533

Common stock, redeemable convertible preferred stock and warrants outstanding as of 6/30/14	28,598,246

A total of two purchasers and 72 sellers participated in the tender offer, which commenced in March 2014 and was completed in April 2014.

•	Clarify if the $29.42 price per share was for a share of common stock, preferred stock, preferred stock warrant, or a combination of the equity instruments.

OnDeck advises the Staff that the $29.42 price (less applicable exercise prices in the case of warrants) was the individual price paid for each share of common stock, each share of preferred stock, each common stock warrant and each preferred stock warrant sold in the tender offer.

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•	Tell us if the tender offer was considered an orderly transaction under ASC 820-10-35-54J. If not, explain why the tender offers were considered in your March 30, 2014 and June 30, 2014 valuations.

OnDeck advises the Staff that it considered the tender offer to be an orderly transaction under ASC 820-10-35-54J.

•	To the extent that $29.42 was the price per share of common stock sold in the tender offers and the tender offers are considered orderly transactions, explain why there is a large spread between the tender for common and the implied equity value on March 30, 2014 and June 30, 2014.

OnDeck respectfully notes that the March 31, 2014 and June 30, 2014 (and September 30, 2014) valuations reflected not only the tender offer price but also input of the OPM method in the March 31, 2014 valuation and of the OPM and PWERM methods in the June 30, 2014 (and September 30, 2014) valuation.

While the tender offer price was a component of the March 31, 2014 and June 30, 2014 (and September 30, 2014) valuations, the particular weighting of the price reflected a variety of considerations including the following:

•	The tender offer involved only approximately 6% of OnDeck’s outstanding common stock, on an as-converted basis.

•	The tender offer was subject to numerous constraints that limited the total number of shares that could be sold in the tender offer:

•	Employees were permitted to sell up to only 20% of their shares of common stock or shares underlying vested options to purchase common stock, subject to limited exceptions. This constraint was established to provide some liquidity to vested employees while limiting the overall volume of sales.

•	Ex-employees were generally permitted to participate in the tender offer only if they sold all their shares of common stock. This constraint was imposed in an effort to reduce the total number of stockholders in OnDeck.

•	Only two institutional investors participated in the tender offer.

•	These two investors had expressed interest in investing in OnDeck at the time of the Series E financing but were not ultimately included in the financing.

•	These two investors were not affiliates or other “insiders” of OnDeck.

•	Both investors indicated that they did not place significant value on the rights and preferences of the various series of preferred stock and were therefore, unlike other

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investors, willing to purchase common stock at the same price per share as the preferred stock.

•	No marketing efforts were conducted in connection with the tender offer.

•	These tender offer transactions did not take place on any kind of exchange or market platform that would allow for any kind of price discovery or variation.

Due to these limitations, OnDeck concluded that the price per share of common stock sold in the tender offer, while meaningful enough to be a component of the valuations, should not be the only consideration for determining the value of OnDeck’s common stock as of March 31, 2014 and June 30, 2014 (and September 30, 2014). As such, OnDeck assigned a weighting to the tender offer price of 50% and 25%, respectively, in each of the March 31, 2014 and June 30, 2014 valuations. This weighting resulted in a spread between the tender offer price and the implied equity value as of March 31, 2014 and June 30, 2014. The decrease in weighting assigned to the tender offer price in the June 30, 2014 valuation (25%) as compared to the March 31, 2014 valuation (50%) was the result of the introduction of the PWERM/IPO scenario in the June 30, 2014 valuation.

For the September 30, 2014 valuation, OnDeck assigned a weighting of 20% to the tender offer price. The decrease in the weighting assigned to the tender offer price in the September 30, 2014 valuation (20%) as compared to the June 30, 2014 valuation (25%) was the result of the additional passage of time from the date of the tender offer and additional weighting assigned to the PWERM/IPO scenario in the September 30, 2014 valuation.

28.	As it relates to your June 30, 2014 valuation please explain in greater detail how you determined the assumptions (e.g. lack of marketability discount of 20% for the OPM and weightings of the three valuation models). In addition, explain why a 100% weighting was applied to the IPO scenario for the PWERM model considering you had not yet filed your Form S-1 and your market approach contemplated an IPO date of March 31, 2015.

Determination of Discount for Lack of Marketability

OnDeck advises the Staff that OnDeck’s June 30, 2014 valuation used a combination of the basic put option analysis and the Finnerty model option-based approach to determine the discount for lack of marketability (DLOM) of 20% for the OPM calculation. OnDeck respectfully notes that both approaches are commonly used methods of determining the DLOM and that the American Institute of Certified Public Accountants Practice Aid, Audit and Accounting Guides for Valuation of Privately-Held Company Equity Securities Issued as Compensation discusses acceptable methods of calculating the DLOM, including the basic put option analysis and the Finnerty model option-based approach, but does not specify a particular approach to be followed. OnDeck calculated the DLOM to be 26.7% under the basic put option analysis and 15.3% under the Finnerty model option-based approach as of June 30, 2014. OnDeck considered the results of both approaches to estimating the DLOM and concluded that a blended DLOM of 20.0% was appropriate for the OPM calculation. This DLOM was consistent with the DLOM used for the OPM calculation in the March 31, 2014 and September 30, 2014 valuations.

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Weighting of IPO Scenario in the PWERM Model

OnDeck further advises the Staff that in determining the value of the enterprise and, subsequently, an individual share of OnDeck’s common stock at June 30, 2014, OnDeck weighted the results of the OPM model at 37.5%, the PWERM/IPO scenario model at 37.5%, and the tender offer price at 25%.

OnDeck introduced the PWERM for the first time in the June 30, 2014 valuation as greater certainty developed regarding OnDeck’s prospects for an IPO. The PWERM relies on a forward-looking analysis to predict the possible future value of OnDeck. Under this method, discrete future outcomes, including an IPO and non-IPO scenarios, such as a strategic merger or sale or liquidation, are weighted based on OnDeck’s estimate of the probability of each scenario. OnDeck assigned 100% of the liquidity event weighting in the PWERM to the IPO scenario as OnDeck had recently initiated the process to pursue an IPO and OnDeck’s Board of Directors deemed this to be the most likely future outcome for purposes of the PWERM calculation as the IPO market remained very strong and completing an IPO at or around March 31, 2015 was deemed probable. The other typical exit scenarios, such as a strategic merger or sale or liquidation, were not viewed as likely alternatives by OnDeck at the time and thus were not assigned a liquidity event weighting. At June 30, 2014, OnDeck viewed its continuation as a private company as an equally likely alternative to an IPO. As such, an equal weighting of 37.5% was assigned to both the OPM model (continuance as a private company) and the PWERM/IPO model for the overall hybrid valuation methodology to provide for each of the potential outcomes. The remaining 25% weighting was assigned to the price paid for the common stock in the tender offer.

OnDeck further advises the Staff that in determining the value of the enterprise and, subsequently, an individual share of OnDeck’s common stock at September 30, 2014, OnDeck weighted the PWERM/IPO scenario model at 50%, the OPM model at 30% and the equity sold through our tender offer at 20%.

For the September 30, 2014 valuation, OnDeck increased the weighting assigned to the PWERM as greater certainty developed regarding the IPO. It continues to view the IPO as the only near-term exit scenario and therefore retained the 100% liquidity event weighting in the PWERM. The increased weighting of the PWERM/IPO scenario in the September 30, 2014 valuation (50%) compared to June 30, 2014 (37.5%) was due to increased likelihood of an IPO as a result of the submission of the Registration Statement with the SEC on August 21, 2014, followed by the submission of an amended version of the registration statement on September 29, 2014. At September 30, 2014, OnDeck felt the completion of an IPO was probable to occur at or around March 31, 2015. OnDeck viewed the tender offer price as a relevant data point but, due to the passage of time from the dates of the tender offer, reduced the weighting of the tender offer price in the September 30, 2014 valuation to 20%. The remaining 30% was assigned to the OPM as the continuation as a private company was viewed as the likely alternative to an IPO.

Business – Our Competitive Strengths – Diversified Distribution Channels, page 82

29.	We note your response to comment 39 in your letter dated September 29, 2014 in which you indicate that you disclosed the percentage of loans originated by each distribution channel on

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page 48. We could not locate this information. Please tell us specifically where this information is disclosed or revise to disclose this information in a tabular format.

OnDeck respectfully notes that the requested disclosure on the percentage of loans originated by each distribution channel is located on pages 5, 54 and 95. OnDeck has further revised this disclosure to add this information for the three and nine months ended September 30, 2014 on page 95.

30.	We note your response and revised disclosure related to comment 40 in your letter dated September 29, 2014. We also note your detailed discussion of your products, your loan pricing and your platform and underwriting process starting on page 85. Please revise to clearly describe if loans purchased from your issuing bank partners are processed through your platform and are underwritten and priced as described in these sections.

OnDeck has added the requested disclosure to page 100 of Revision No. 2.

Our Sales and Marketing, page 83

31.	We acknowledge your response to comment 41 of our letter to you dated September 18, 2014. Please revise this section as follows:

•	as we requested, disclose the process and methods whereby each of the three channels solicits and obtains potential borrowers;

•	as we requested, disclose for each of the three channels the range in referral fees or other compensation including all payments and reimbursements;

•	revise the first paragraph of this section on page 83 to clarify the percentage of your originations from each of the three channels;

•	explain in greater detail the role of your direct sales team in the loan application process including your reference to “collecting documentation;”

•	provide more detail regarding your strategic partners including how they differ from funding advisors; and

•	provide more detail regarding your strategic partners including the material terms of your agreement with them.

OnDeck has added the requested disclosures to pages 95 and 96 of Revision No. 2. OnDeck respectfully refers the Staff to its response to Comment 12 with respect to the competitive sensitivity of the range of referral fees.

Business, Our Platform and the Underwriting Process, page 85

32.	We acknowledge your response to comment 26 of our letter to you dated September 18, 2014. Please revise this section to add a section describing in detail the process of acquiring a loan

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applicant through your partners and funding advisor channels. As we requested, discuss in detail the extent to which you rely on “reputation and social data.”

OnDeck has added the requested disclosure on page 99 of Revision No. 2.

Annual Financial Statements

Note 3. Net Loss Per Common Share – Pro Forma Net Loss Per Common Share, page F-15

33.	We note your response related to comment 55 in your letter dated September 29, 2014. Please remove the adjustment in the numerator to add back the impact of the Series A and B preferred stock redemptions given that the redemptions have already occurred and thus do not appear to be directly attributable to the offering.

OnDeck has revised the referenced disclosure on page F-16 of Revision No. 2 as requested to remove the adjustment in the numerator to add back the impact of the Series A and B preferred stock redemptions.

Exhibits

34.	We acknowledge your response to comment 52 of our letter to you dated September 18, 2014. As we requested, please file all exhibits with your next amendment. Once you file all of the exhibits, please adjust your schedule to allow the staff adequate time to review and comment upon your disclosure relating to the exhibits.

Concurrently with this submission, OnDeck is submitting all remaining exhibits, with the exception of the confirmatory offer letters and change in control and severance agreements with the executive officers, the consents of Ernst & Young LLP and Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”), the opinion of WSGR and the power of attorney. OnDeck expects to file these exhibits in connection with the initial public filing of the Registration Statement.

35.	Pursuant to Item 601(b)(10) of Regulation S-K, please file the following documents as exhibits:

•	your form of agreement with strategic partners; and

•	your form of agreement with funding advisors.

Concurrently with this submission, OnDeck is filing the form of agreement with funding advisors. OnDeck respectfully advises the Staff that it does not have a form of agreement with strategic partners. These agreements are heavily negotiated with each strategic partner to reflect the particular nature of the business arrangement with each partner, and can vary significantly between partners. Furthermore, OnDeck advises the Staff that none of these agreements is individually material.

* * * *

Securities and Exchange Commission

November 4, 2014

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Noah Breslow, On Deck Capital, Inc.

Howard Katzenberg, On Deck Capital, Inc.

Cory Kampfer, On Deck Capital, Inc.

Robert Zuccaro, On Deck Capital, Inc.

Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.

Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C.

Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP

Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP

Stephen C. Ashley, Orrick, Herrington & Sutcliffe LLP

Securities and Exchange Commission

November 4, 2014

Schedule A

List of Parties Possessing Confidential Information about the Offering

On Deck Capital, Inc.

Morgan Stanley & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith, Incorporated

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

Jefferies LLC

Raymond James & Associates, Inc.

Stifel, Nicolaus & Company, Inc.

Needham & Company, LLC

Wilson Sonsini Goodrich & Rosati, P.C.

Orrick, Herrington & Sutcliffe LLP

Ernst & Young LLP

Class V Group LLC

MorganFranklin Consulting, LLC

R.R. Donnelley & Sons Company

JCUTLER Media Group

The Imagination Group Limited